EXHIBIT 8

List of Subsidiaries of the Registrant

We own the following significant subsidiaries:

1. Limco-Piedmont Inc., a 61.83%-owned Delaware subsidiary.

2. Limco Airepair Inc., a wholly-owned Delaware subsidiary of Limco-Piedmont Inc.

3. Piedmont Aviation Component Services LLC, a wholly-owned subsidiary of Limco-Piedmont Inc.

4. TAT-GAL Inc., a wholly-owned California subsidiary.

5. Bental Industries Ltd., a 70%-owned Israeli subsidiary.